ZW Data Action Technologies Inc.

Room 1811, Xinghuo Keji Plaza,

No. 2 Fufeng Road, Fengtai District, Beijing, PRC 100070

August 24, 2023

VIA EDGAR

Kyle Wiley/Christopher Dunham

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZW Data Action Technologies Inc. Form 10-K for the Fiscal Year Ended December 31, 2022 File No. 001-34647

Dear Mr. Wiley and Mr. Dunham:

ZW Data Action Technologies Inc. (“We” or the “Company”) is hereby providing responses to comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) issued on August 14, 2023 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2022 and addressed to Mr. Handong Cheng (the “Staff’s Letter”).

For your convenience, each of the responses by the Company to the Staff’s comments is set forth in bold below, following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections, page 64

1.	We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form “SPDSCL-HFCAA-GOV” or tell us why you are not required to do so. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

Kyle Wiley/Christopher Dunham Division of Corporation Finance August 24, 2023 Page 2

RESPONSE: In response to the Staff’s comment, the Company has provided the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form “SPDSCL-HFCAA-GOV”.

You may contact our legal counsel, Vivien Bai, Associate Attorney of Loeb & Loeb LLP, at (212) 407-4933 or vbai@loeb.com, if you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filings.

Sincerely,

ZW Data Action Technologies Inc.

By:	/s/ Handong Cheng
Name: Handong Cheng
Title: Chief Executive Officer

cc:	Vivien Bai, Esq.